As filed with the Securities and Exchange Commission on January 8, 2004
                                                   Registration No. _________


               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 10-SB

              GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                              BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             GREEN MT. LABS., INC.
                  (Name of Small Business Issuer in its charter)


               Nevada                                 82-0497807
    (State or other jurisdiction of                (I.R.S. Employer
    incorporation or organization)                 Identification No.)


        56 West 400 South, Suite  #220, Salt Lake City, Utah 84101
           (Address of principal executive officers) (Zip Code)


              Issuer's telephone number:    (801) 322-3401


        Securities to be registered under Section 12(b) of the Act:

        Title of each class            Name of each exchange on which
        to be so registered            each class is to be registered

                  N/A                              N/A


Securities to be registered under Section 12(g) of the Act:

Common Stock, $0.001 par value
(Title of Class)

                               GREEN MT. LABS., INC.

                                    FORM 10-SB

                                 TABLE OF CONTENTS
                                                                          PAGE
                                     PART I

ITEM 1.     Description of Business                                          3

ITEM 2.     Management's Discussion and Analysis or Plan of Operation       10

ITEM 3.     Description of Property                                         14

ITEM 4.    Security Ownership of Certain Beneficial Owners and Management   14

ITEM 5.    Directors, Executive Officers, Promoters and Control Persons     14

ITEM 6.    Executive Compensation                                           16

ITEM 7.    Certain Relationships and Related Transactions                   16

ITEM 8.    Description of Securities                                        17

                                     PART II

ITEM 1.    Market Price of and Dividends on Registrant's Common Equity
           and Other Shareholder Matters                                    17

ITEM 2.    Legal Proceedings                                                19

ITEM 3.    Changes in and Disagreements with Accountants                    19

ITEM 4.    Recent Sales of Unregistered Securities                          20

ITEM 5.    Indemnification of Directors and Officers                        20

                                     PART F/S

           Financial Statements as of December 31, 2002             F-1-F-11

           Financial Statements as of September 30, 2003           F-12-F-21
                            (unaudited)

                                     PART III

ITEM 1.    Index to Exhibits                                                22

ITEM 2.    Description of Exhibits                                          22

           Signatures                                                       23

                                    PART I

ITEM  1.      Description of Business

Business Development

    History

    Green Mt. Labs., Inc. ("the Company") was incorporated in Idaho on July 12, 1983 to acquire and develop mining claims. In 1983, the Company issued 10,000,000 shares of its common stock for the acquisition of 30 unpatented mineral claims located in the Miller Mountain Mining District near Idaho City, Idaho. Corporate records do not indicate the extent to which the Company developed the property. The Company was unable to continue to pay the necessary assessment fees related to the claims and, in 1997, the claims were written off because management was unable to determine the future value of the claims.

    In January 1996, the Company effected a one share for 10 shares reverse stock split of its 10,000,000 shares of common stock then issued and outstanding. This reverse split resulted in 1,000,000 shares being issued and outstanding. Unless otherwise indicated, all subsequent references to share amounts will reflect the reverse split.

    In August 2000, the Company formed a new Nevada corporation for the purpose of transferring the Company's domicile from Idaho to Nevada. In March 2001, the Company implemented the change of domicile by effecting a merger between the Idaho and Nevada corporations, resulting in the Nevada corporation being the surviving entity and the Idaho corporation being dissolved.

    The Company has conducted limited business operations and is classified as a development stage company. Presently, the Company is actively seeking potential operating businesses and business opportunities with the intent to locate and consummate a merger with or acquisition of such business or businesses.

    The Company is voluntarily filing this registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. Further, management believes that this could possibly make the Company more attractive to an operating business as a potential merger or acquisition candidate. As a result of filing this registration statement, the Company is obligated to file with the SEC certain interim and periodic reports including an annual report containing audited financial statements. The Company anticipates that it will continue to file such reports, notwithstanding the fact that, in the future, it may not otherwise be required to file such reports based on the criteria set forth under Section 12(g) of the Exchange Act.

    Any target acquisition or merger candidate will become subject to the same reporting requirements as the Company following finalization of any merger or acquisition. Thus, in the event the Company successfully completes the acquisition of or merger with an operating business opportunity, that business opportunity must provide audited financial statements for at least the two most recent fiscal years or, in the event the business opportunity has been in business for less than two years, audited financial statements will be required from the period of inception. This could limit the Company's potential target business opportunities due to the fact that many private business opportunities either do not have audited financial statements or are unable to produce audited statements without undo time and expense.

    The Company's principal executive offices are located at 56 West 400 South, Suite #220, Salt Lake City, Utah 84101 and its telephone number is (801) 322-3401.

    Current Business Activities

    The Company has a limited operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

    Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

    Sources of Business Opportunities

    Management intends to use various resources in its search for potential business opportunities including, but not limited to, the Company's officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of its lack of capital, the Company may not be able to retain, on a fee basis, professional firms specializing in business acquisitions and reorganizations. Rather, it will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged or entered into any discussion, agreement or understanding with a particular consultant regarding its search for business opportunities. Presently, no final decision has been made nor is management in a position to identify any future prospective consultants.

    If the Company elects to engage an independent consultant, it will look only to consultants that have experience in working with small companies in search of an appropriate business opportunity. Also, the consultant must have experience in locating viable merger and/or acquisition candidates and have a proven track record of finalizing such business consolidations. Further, the Company would prefer to engage a consultant that will provide services for only nominal up-front consideration and is willing to be fully compensated only at the close of a business consolidation.

    The Company does not intend to limit its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development.

Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

    Evaluation

    Once the Company identifies a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted, or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the its lack of capital the Company may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.

    In evaluating potential business opportunities, management will consider, to the extent relevant to the specific opportunity, several factors including:

    !    potential benefits to the Company and its shareholders;
    !    working capital;
    !    financial requirements and availability of additional financing;
    !    history of operation, if any;
    !    nature of present and expected competition;
    !    quality and experience of management;
    !    need for further research, development or exploration;
    !    potential for growth and expansion;
    !    potential for profits; and
    !    other factors deemed relevant to the specific opportunity.

    Because the Company has not yet located or identified any specific business opportunity, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

    Form of Potential Acquisition or Merger

    The Company cannot predict the manner in which it might participate in a particular prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific opportunity will depend upon the nature of its business, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or other form of consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, it presently does not intend to participate in an opportunity through the purchase of a minority stock position.

    Because it has no assets and a limited operating history, in the event the Company successfully acquires or merges with an operating business, it is likely that current shareholders will experience substantial dilution. It is also probable that there will be a change in control of the Company. The owners of the business which the Company acquires or mergers with will most likely acquire effective control following such transaction. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunities. Instead, management will attempt to negotiate the best possible agreement for the benefit of the shareholders.

    Presently, management does not intend to borrow funds to compensate any person, consultant, promoter or affiliate in relation to the consummation of a potential merger or acquisition. However, if the Company engages any outside advisor or consultant in its search for business opportunities, it may be necessary to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available would be the private sale of securities. These possible private sales would most likely have to be to persons known by the officers and directors or to venture capitalists that would be willing to accept the risks associated with investing in a company with limited operations. Because the Company is a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. Management will attempt to acquire funds on the best available terms. However, there can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on reasonable and/or acceptable terms.
Although not presently anticipated, there is a remote possibility that the Company could sell securities to its management or affiliates to raise funds.

    There exists a possibility that the terms of any future acquisition or merger transaction might include the sale of shares presently held by officers and/or directors of the Company to parties affiliated with or designated by the potential business opportunity. Presently, management has no plans to seek or actively negotiate such terms. However, if this situation does arise, management is obligated to follow the Company's Articles of Incorporation and all applicable corporate laws in negotiating such an arrangement. Under this scenario of a possible sale by officers and directors, it is unlikely that similar terms and conditions would be offered to all other shareholders of the Company or that the shareholders would be given the opportunity to approve such a transaction.

    In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities, may be paid to a person or persons instrumental in facilitating the transaction. No criteria or limits have been established for the determination of an appropriate finder's fee, although it is likely that any fee will be based upon negotiations by management, the business opportunity and the finder. Management cannot at this time make an estimate as to the type or amount of a potential finder's fee that might be paid. It is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. However, if such a fee was paid to an affiliate, it would have to be in such a manner so as not to compromise the affiliate's possible fiduciary duty to the Company or to violate the doctrine of corporate opportunity. Further, in the unlikely event a finder's fee was to be paid to an affiliate, the Company would most likely have such an arrangement ratified by the shareholders in an appropriate manner.

    The Board of Directors believes that it is highly unlikely that the Company will acquire or merge with a business in which the Company's management, affiliates or promoters have an ownership interest. Any possible related party transaction of this type would have to be ratified by a disinterested Board and by the shareholders. Management does not anticipate that the Company will acquire or merge with any related entity. Further, as of the date hereof, no officer, director, affiliate or associate has had any preliminary contact or discussions with any specific business opportunity, nor are there any present plans, proposals, arrangements or understandings regarding the possibility of an acquisition or merger with any specific business opportunity.

Rights of Shareholders

    Management anticipates that prior to consummating any acquisition or merger, the Company, if required by relevant state laws and regulations, will seek to have the transaction ratified by shareholders in the appropriate manner. However, under Nevada law, certain actions that would routinely be taken at a meeting of shareholders, may be taken by written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of shareholders.
Thus, if shareholders holding a majority of the Company's outstanding shares decide by written consent to consummate an acquisition or a merger, minority shareholders would not be given the opportunity to vote on the issue. The Board of Directors will have the discretion to consummate an acquisition or merger by written consent if it is determined to be in the best interest of the Company to do so. Regardless of whether an action to acquire or merge is ratified by written consent or by holding a shareholders' meeting, the Company will provide to its shareholders complete disclosure documentation concerning a potential target business opportunity including the appropriate audited financial statements of the target. This information will be disseminated by proxy statement in the event a shareholders' meeting is held, or by an information statement pursuant to Regulation 14C of the Exchange Act if the action is taken by written consent.

    Under Nevada corporate laws, the Company's shareholders may be entitled to assert dissenters' rights if the Company acquires or merges with a business opportunity. Shareholders will be entitled to dissent from and obtain payment of the fair value of their shares in the event of consummation of a plan of merger to which the Company is a party, if approval by the shareholders is required under applicable Nevada law. Also, shareholders will be entitled to dissenters' rights if the Company enters into a share exchange if the Company's shares are to be acquired. A shareholder who is entitled to assert dissenter's rights and obtain the fair value for their shares, may not challenge the corporate action creating this entitlement, unless the action is unlawful or fraudulent with respect to the shareholder or the Company. A dissenting shareholder shall refrain from voting their shares in approval of the corporate action. If the proposed action is approved by the required vote of shareholders, the Company must give notice to all shareholders who delivered to the Company their written notice of dissent.

Competition

    Because no potential acquisition or merger candidate has been identified, the Company is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

Employees

    As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

    The Company is currently using as its principal place of business the business office of its Secretary and director, Geoff Williams, in Salt Lake City, Utah. Although the Company has no written agreement and currently pays no rent for the use of its facilities, it is contemplated that at such future time as the Company acquires or merges with an operating business, the Company will secure commercial office space from which it will conduct its business. However, until such time as the Company completes an acquisition or merger, the type of business in which the Company will be engaged and the type of office and other facilities that will be required is unknown. The Company has no current plans to secure such commercial office space.

Industry Segments

    No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB for a report of the Company's operating history for the past two fiscal years.

Risk Factors Related to the Company's Business

    The Company is, and will be, subject to substantial risks specific to a particular business or business opportunity, which specific risks cannot be ascertained until a potential acquisition or merger candidate has been identified. However, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include the types of risk factors outlined below.

    The Company Has No Assets and No Source of Revenue

    The Company currently has no assets and has had no revenues for several years. It is unlikely that the Company will realize any revenues until it completes an acquisition or merger. There can be no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

    The Company's Auditors Have Expressed a Going Concern Opinion

    The Company's independent auditors discuss the Company's ability to continue as a going concern. The auditors include a statement in their auditors' report on the December 31, 2002 financial statements that: "[t]he ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it is able to consummate a merger or other transaction with an existing operating company. If the Company is unable to obtain adequate capital, it could be forced to cease operations." See Note 3 to financial statements included herewith.

    Discretionary Use of Proceeds

    The Company is not currently engaged in any substantive business activities other than looking for and investigating business opportunities. Accordingly, management has broad discretion with respect to the potential acquisition of assets, property or business. Although management intends to apply any proceeds it may receive through the future issuance of stock or debt to a suitable acquired business, the Company will have broad discretion in applying these funds. There can be no assurance that the Company's use or allocation of such proceeds will allow it to achieve its business objectives.

    No Substantive Disclosure Relating to Prospective Acquisitions

    Because the Company has not yet identified any specific industry, assets or business that it may seek in an acquisition or merger, potential investors in the Company will have no substantive information upon which to base a decision whether to invest in the Company until such a transaction is completed. Prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may acquire. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company gives no assurance that it will ultimately raise funds or that if it does, any investment in the Company will not ultimately prove to be less favorable than a direct investment.

    Future Acquisition or Merger May Result in Substantial Dilution

    The Company is currently authorized to issued 50,000,000 shares of common stock, of which 1,006,000 shares are outstanding as of the date hereof. The issuance of additional shares in connection with any acquisition or merger transaction or the raising of capital may result in substantial dilution of the holdings of current shareholders.

    Management Will Devote Only Minimal Time to the Company

    Presently, the Company's three directors have other full time obligations and will devote only such time to the Company as necessary to maintain its viability. Thus, because of management's other time commitments, together with the fact that the Company has no business operations, management anticipates that they will devote only a minimal amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition candidate.

    Effective Voting Control Held by Principal Shareholder

    The Company's directors own in the aggregate approximately 1% of the outstanding voting securities of the Company. One shareholder, H. Deworth Williams, owns approximately 74% of the Company's shares and is the only person that owns in excess of 10% of the outstanding shares. Accordingly, Mr. Williams will have the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other shareholders.

    No Market for Company's Common Stock

    Although the Company intends to apply for listing of its common stock on the OTC Bulletin Board, there is currently no market for such shares and there can be no assurance that any such market will ever develop or be maintained. Any trading market for the common stock that may develop in the future will most likely be very volatile, and numerous factors beyond the control of the Company may have a significant effect on the market. Only companies that report their current financial information to the SEC may have their securities included on the OTC Bulletin Board. Therefore, only upon the effective date of this registration statement may the Company apply to have its securities quoted on the OTC Bulletin Board. In the event that the Company loses this status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board may be jeopardized.

ITEM 2.    Management's Discussion and Analysis or Plan of Operation

    The following information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in the Form 10-SB.

    The Company is considered a development stage company with no assets or capital and with no material operations or income. Ongoing expense, including the costs associated with the preparation and filing of this registration statement, have been paid for by advances from shareholders of the Company, which are evidenced on the Company's financial statements as accounts payable-related party. It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.

    In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company related to it business and operations following a successful acquisition or merger.

Plan of Operation

    During the next 12 months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Company lacks funds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

    The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

Net Operating Loss

    The Company has accumulated approximately $17,800 of net operating loss carryforwards as of December 31, 2002. This loss carry forward may be offset against taxable income and income taxes in future years and expires in the year 2022. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. In the event of certain changes in control, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. No tax benefit has been reported in the financial statements for the year ended December 31, 2002 because it has been fully offset by a valuation reserve. The use of future tax benefit is undeterminable because the Company presently has no operations.

Recent Accounting Pronouncements

    On August 16, 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards (SFAS) SFAS No. 143, Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. It requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing an accrued retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Although management has not completed the process of determining the effect of this new accounting pronouncement, it currently expects that the effect of SFAS No. 143 on the financial statements, when it becomes effective, will not be significant.

    In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Although SFAS 144 supersedes SFAS 121, it retains many of the fundamental provisions of SFAS 121. SFAS 144 also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting-the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in APB 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of, by sale, abandonment, or in a distribution to owners, or is classified as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management believes the adoption of SFAS 144 will not have a significant effect on the Company's financial statements.

    In April 2002, the FASB issued Statement No. 145 "Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS 145). SFAS 145 will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under Statement of Financial Accounting Standards No. 4 (SFAS 4). Extraordinary treatment will be required for certain extinguishments as provided in APB Opinion No. 30. SFAS 145 also amends Statement of Financial Accounting Standards No. 13 to require certain modifications to capital leases be treated as a sale-leaseback and modifies the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). SFAS 145 is effective for financial statements issued after May 15, 2002, and with respect to the impact of the reporting requirements of changes made to SFAS 4 for fiscal years beginning after May 15, 2002. The adoption of the applicable provisions of SFAS 145 did not have an effect on the Company's financial statements.

    In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier application encouraged. Management is currently reviewing SFAS 146.

    In October 2002, the FASB issued Statement No. 147 "Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" (SFAS 147). SFAS 147 removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Thus, the requirement in paragraph 5 of

Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. In addition, this Statement amends FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived assets that are held and used. SFAS 147 is effective October 1, 2002. Management does not expect that the adoption of SFAS 147 will have a material effect on the Company's financial statements.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure"(SFAS 148"). SFAS 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. Management is currently evaluating the effect that the adoption of SFAS 148 will have on the Company's results of operations and financial condition.

Forward Looking and Cautionary Statements

    This registration statement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements may relate to such matters as anticipated financial performance, future revenues or earnings, business prospects, projected ventures, new products and services, anticipated market performance and similar matters. When used in this report, the words "may," "will," expect," anticipate," "continue," "estimate," "project," "intend," and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding events, conditions, and financial trends that may affect the Company's future plans of operations, business strategy, operating results, and financial position. The Company caution readers that a variety of factors could cause its actual results to differ materially from the anticipated results or other matters expressed in forward-looking statements. These risks and uncertainties, many of which are beyond the Company's control, include:

    * the sufficiency of existing capital resources and the ability to raise additional capital to fund cash requirements for future operations;
    * uncertainties involved in the rate of growth of business and acceptance of the Company's products and services;
    * volatility of the stock market, particularly within the technology sector; and
    *    general economic conditions.

Although management believes the expectations reflected in these forward-looking statements are reasonable, such expectations cannot guarantee future results, levels of activity, performance or achievements.

ITEM 3.    Description of Property

    The Company does not presently own any property.

ITEM 4.    Security Ownership of Certain Beneficial Owners and Management

    The following table sets forth information, to the best of the Company's knowledge, as of March 31, 2002, with respect to each person known by the Company to own beneficially more than 5% of the outstanding common stock, each director and all directors and officers as a group.

Name and Address                  Amount and Nature of        Percent
of Beneficial Owner               Beneficial Ownership        of Class(1)
-------------------               --------------------        -----------
Geoff Williams*                          9,000                    .9%
  54 West 400 South, Suite 220
  Salt Lake City, UT 84101

H. Deworth Williams                    742,180                  73.8%
  54 West 400 South, Suite 220
  Salt Lake City, UT 84101

Edward F. Cowle                         90,000                   8.9%
 300 Park Avenue, Suite 1712
  New York, NY 10022

All directors and officers               9,000                    .9%
 as a group (3 persons)

     *    Director and/or executive officer

    Note:    Unless otherwise indicated, the Company has been advised that each person above has sole voting power over the shares indicated above.

    (1) Based upon 1,006,000 shares of common stock outstanding on December 8, 2003.

ITEM 5. Directors, Executive Officers, Promoters and Control Persons Executive Officers and Directors

    The executive officers and directors of the Company are as follows:

    Name               Age     Position

    David Miller       49      President, Chief Executive Officer and
                               Director
    Geoff Williams     31      Secretary and Director
    Suzanne Willmore   44      Director
___________________________

    All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof, but directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the Board and any committee of the Board. However, due to the Company's lack of funds, the directors will defer their expenses and any compensation until such time as the Company can consummate a successful acquisition or merger. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board. The Company does not have any standing committees.

    None of the Company's directors are currently, nor for the past three years have been, a director of a "shell" or "blank check" company or other corporation that is actively pursuing acquisitions or mergers, except as set forth below in their respective resumes.

    No director, officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment, or decree involving the violation of any state or federal securities laws.

    All of the Company's present directors have other full-time employment or sources of income and will routinely devote only such time to the Company necessary to maintain its viability. It is estimated that each director will devote less than ten hours per month to the Company's activities. The directors will, when the situation requires, review potential business opportunities or actively participate in negotiations for a potential merger or acquisition on an as-needed-basis.

    Currently, there is no arrangement, agreement or understanding between the Company's management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. Present management openly accepts and appreciates any input or suggestions from the Company's shareholders. However, the Board of Directors is elected by the shareholders and the shareholders have the ultimate say in who represents them on the Board. There are no agreements or understandings for any officer or director of the Company to resign at the request of another person and none of the current offers or directors of the Company are acting on behalf of, or will act at the direction of any other person.

    The business experience of each of the persons listed above during the past five years is as follows:

    David Miller. Mr. Miller has been a director of the Company since March 2001. From January 1998 through June 2000, he managed a retail outlet for his family's antique, gold and jewelry business. Additionally, from January 1998 until June 2001 he operated his own business providing office support services. From June 2001 to the present, he has been employed as the corporate secretary by Biophan Technologies, Inc., a public company located in West Henrietta, New York engaged in the research and development of medical procedures and biomedical devices. Also, from 1996 to December 2000, he was a director of Idaho Technical, Inc., an inactive public company that ultimately became Biophan in December 2000.

    Geoff Williams. Mr. Williams became a director of the Company in August 2002. From 1994 to the present, Mr. Williams has been a representative of Williams Investments Company, a Salt Lake City, Utah financial consulting firm involved in facilitating mergers, acquisitions, business consolidations and financings. Mr. Williams is the son of H. Deworth Williams, the owner of Williams Investment Company and the principal owner of the Company's common stock. Mr. Williams is presently and has been since 1999, a director of Consolidated Travel Systems, Inc., a company actively seeking acquisitions or merger candidates. Mr. Williams attended the University of Utah and California Institute of the Arts.

    Mr. Williams has been an executive officer and director of the following companies that may also be deemed blank check companies: Calypso Financial Services, Inc. (Secretary and director from 1999 to the present); Consolidated Travel Systems, Inc. (Director since August 1999 and President from February 2001 to the present); Eastgate Acquisition Corp., now known as Talavera's Fine Furniture (Secretary and director from 1999 to the present); Grant Ventures, Inc. (Secretary and director from July 2001 to the present); Ocean Express Lines, Inc. (President and director from February 2000 to February 2002); RAKO Capital Corporation (President and director from February 2001 to December 2002); and Westgate Acquisitions Corp. (Secretary and director from 1999 to the present).

    Suzanne Willmore. Ms. Willmore became a director of the Company in December 2003. From August 2003 to the present, Ms. Willmore has been an office manager with Williams Investments Company in Salt Lake City, Utah. From 1996 to 2003, she was employed as a payroll administrator and administrative assistant for State Stone Corporation in Salt Lake City, Utah. Ms. Willmore holds a Associate of Arts and Sciences Degree in Business from Ricks College in Rexburg, Idaho.

ITEM 6.    Executive Compensation

    The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 2002 and 2001. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation.

ITEM 7.    Certain Relationships and Related Transactions

    There have been no material transactions during the past two fiscal years between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate families.

    The Company's officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board shall reject an opportunity so presented and only in that event, any of the Company's officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.

    In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although it is likely that an appropriate fee will be based upon negotiations by the Company and the appropriate business opportunity and the finder. Such fees are estimated to be customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Management cannot at this time make an estimate as to the type or amount of a potential finder's fee that might be paid, but is expected to be comparable to consideration normally paid in like transactions. It is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. Any such fee would have to be approved by the shareholders or a disinterested Board of Directors. See Item 1 "Description of Business - Form of Potential Acquisition or Merger" above.

ITEM 8.    Description of Securities

Common Stock

    The Company is authorized to issue 50,000,000 shares of common stock, par value $.001 per share, of which 1,006,000 shares are issued and outstanding as of the date hereof. This number reflects and includes the adjustment for the one share for ten shares reverse stock split effected by the Company in January 1996.

    All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

                                     PART II

ITEM 1. Market Price of And Dividends on the Registrant's Common Equity and Other Shareholder Matters

    The Company intends to make an application to the NASD for its shares to be quoted on the OTC Bulletin Board. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Exchange Act. Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service. The Company is not aware of any established trading market for its common stock nor is there any record of any reported trades in the public market in recent years. Although the Company intends to submit its application to the OTC Bulletin Board subsequent to the filing of this registration statement, the Company does not anticipate its shares to be traded in the public market until such time as a merger or acquisition can be consummated. Also, secondary trading of the Company's shares may be subject to certain state imposed restrictions. Except for the application to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities. The Company's common stock has not traded in a public market.

    The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, the Company's shares most likely will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

    The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions.
Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the SEC; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the SEC. Broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), are subject to additional sales practice requirements.

    For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

    As of December 8, 2003, there were approximately 33 holders of record of the Company's common stock. Because there has been no established public trading market for the Company's securities, no trading history is presented herein.

    Because all of the Company's outstanding shares of common stock were issued pursuant to exemptions under the 1933 Act, it is deemed that all outstanding shares are restricted securities. Corporate records indicate that 1,000,000 shares were issued in 1983 and 6,000 shares were issued in

000. The Company has relied upon the exemption provided by Section 4(2) of the 1933 Act in the private issuance of its shares. To the best knowledge of the Company, no private placement memorandum was used in relation to the issuance of shares.

    Under Rule 144(k) of the 1933 Act, the requirements of paragraphs (c),
(e), (f), and (h) of Rule 144 do not apply to restricted securities sold for the account of a person who is not an affiliate of an issuer at the time of the sale and has not been an affiliate during the preceding three months, provided the securities have been beneficially owned by the seller for a period of at least two years prior to their sale. Thus of the Company's total outstanding shares, 122,320 shares are considered freely tradeable pursuant to Rule 144(k) and may be sold, transferred or otherwise traded in the public market without restriction, unless held by an affiliate or controlling shareholder of the Company. For purposes of this registration statement only, a controlling shareholder is considered to be a person owning ten percent (10%) or more of the Company's total outstanding shares, or is otherwise an affiliate of the Company. No individual person owning a portion of the 122,320 shares owns more than five percent (5%) of the Company's total outstanding shares.

    The remaining 883,680 shares are considered restricted securities and presently held by four shareholders. Approximately 9,000 restricted shares are presently eligible for sale pursuant to the provisions of Rule 144, subject to the volume and other limitations set forth under Rule 144.
In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the 1933 Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. In order for a shareholder to rely on Rule 144, the Company must have available adequate current public information with respect to itself. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the various resale limitations of Rule 144.

Dividend Policy

    The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM 2.    Legal Proceedings

    There are presently no material pending legal proceedings to which the Company is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM 3.    Changes in and Disagreements With Accountants

    This Item is not applicable

ITEM 4.    Recent Sales of Unregistered Securities

    On September 11, 2000, the Company issued an aggregate of 6,000 shares of its common stock to three directors, Pete C. Wells, William L. Wells and Dr. Hawley Carlson, in the amount of 2,000 shares each. The shares were issued in consideration for services rendered and were valued at $6,300. The issuances were made in private transactions to persons having personal knowledge of the Company and its business in reliance upon the exemption from the registration provisions of the Securities Act of 1933 provided by Section 4(2) of that Act.

ITEM 5.    Indemnification of Directors and Officers

    As permitted by the provisions of the Nevada Revised Statutes (the "NRS"), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of the Company and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

    The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of the Company, against expenses actually and reasonably incurred by them in connection with the defense.

    The Company may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

    The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent, of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses. Presently, the Company does not carry such insurance.

Transfer Agent

    The Company has designated Interstate Transfer Company, 6084 South 900 East, Suite 101, Salt Lake City, Utah 84121, as its transfer agent.


                                   PART F/S

    The Company's financial statements for the fiscal years ended December 31, 2002 and 2001, have been examined to the extent indicated in their reports by H J & Associates, LLC, independent certified public accountants. The financial statements have been prepared in accordance with generally accepted accounting principles, pursuant to Regulation S-B as promulgated by the SEC, and are included herein in response to Part F/S of this Form 10-SB. Unaudited financial statements for the nine-month period ended September 30, 2003 have been prepared by the Company.

                             GREEN MT. LABS, INC.
                        (A Development Stage Company)

                            FINANCIAL STATEMENTS

                            December 31, 2002

                             C O N T E N T S


Independent Auditors' Report                                               F-3

Balance Sheet                                                              F-4

Statements of Operations                                                   F-5

Statements of Stockholders' Equity (Deficit)                               F-6

Statements of Cash Flows                                                   F-7

Notes to the Financial Statements                                          F-8

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors
Green Mt. Labs., Inc.
(A Development Stage Company)
Salt Lake City, Utah

We have audited the accompanying balance sheet of Green Mt. Labs., Inc. (a development stage company), as of December 31, 2002, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2002 and 2001 and from inception of the development stage on July 12, 1983 through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with accounting standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Mt. Labs., Inc. (a development stage company) as of December 31, 2002 and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 and from inception of the development stage on July 12, 1983 through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating results to date which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



HJ & Associates, LLC
Salt Lake City, Utah
February 18, 2003

                              GREEN MT. LABS., INC.
                          (A Development Stage Company)
                                 Balance Sheet

                                    ASSETS
                                    ------
                                                                 December 31,
                                                                     2002
                                                                 ------------
CURRENT ASSETS                                                   $          -
                                                                 ------------
  Total Current Assets                                                      -
                                                                 ------------
  TOTAL ASSETS                                                   $          -
                                                                 ============

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ---------------------------------------------

CURRENT LIABILITIES

  Accounts payable                                               $      1,450
  Accounts payable - related party                                      4,792
                                                                 ------------
   Total Current Liabilities                                            6,242
                                                                 ------------
   Total Liabilities                                                    6,242
                                                                 ------------
STOCKHOLDERS' EQUITY (DEFICIT)

  Common stock: $0.001 par value; authorized 50,000,000
   shares; 1,006,000 shares issued and outstanding                      1,006
  Additional paid-in capital                                           16,886
  Deficit accumulated during the development stage                    (24,134)
                                                                 ------------
   Total Stockholders' Equity (Deficit)                                (6,242)
                                                                 ------------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)          $          -
                                                                 ============

The accompanying notes are an integral part of these financial statements.

                             GREEN MT. LABS., INC.
                         (A Development Stage Company)
                            Statements of Operations

                                                                   From
                                                              Inception of the
                                                                 Development
                                                                  Stage on
                                         For the Years Ended      July 12,
                                              December 31      1983 Through
                                       -----------------------  December 31,
                                           2002         2001          2002
                                       ----------   ----------   ----------
REVENUES                               $        -   $        -   $        -

EXPENSES                                    2,789        3,236       24,134
                                       ----------   ----------   ----------
NET LOSS                              $    (2,789)  $   (3,236)  $  (24,134)
                                      ===========   ==========   ==========
BASIC LOSS PER SHARE                  $     (0.00)  $    (0.00)
                                      ===========   ==========
WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING                    1,006,000    1,006,000
                                      ===========   ==========

The accompanying notes are an integral part of these financial statements.

                                GREEN MT. LABS., INC.
                             (A Development Stage Company)
                       Statements of Stockholders' Equity (Deficit)
<table>                                                             Deficit
                                                                  Accumulated
                                 Common Stock       Additional    During the
                           -----------------------    Paid-In     Development
                             Shares     Amount        Capital         Stage
                           ----------   ----------   ----------    ----------
Balance from inception of
  the development stage
  of July 12, 1983                  -   $        -   $        -    $        -

Issuance of common stock
  for mining claims         1,000,000        7,500            -             -

Net loss from inception
  on July 12, 1983 through
  December 31, 1997                 -            -            -        (8,710)
                           ----------   ----------   ----------    ----------
Balance, December 31, 1997  1,000,000        7,500            -        (8,710)

Net loss for the year ended
  December 31 1998                  -            -            -             -
                           ----------   ----------   ----------    ----------
Balance, December 31, 1998  1,000,000        7,500            -        (8,710)

Net loss for the year ended
  December 31 1999                  -            -            -             -
                           ----------   ----------   ----------    ----------
Balance, December 31, 1999  1,000,000        7,500            -        (8,710)

Issuance of common stock
  for services rendered on
  September 11, 2000            6,000        6,300            -             -

Contributed capital                 -            -        3,099             -

Net loss for the year ended
  December 31 2000                  -            -            -        (9,399)
                           ----------   ----------   ----------    ----------
Balance, December 31, 2000  1,006,000       13,800        3,099       (18,109)

Contributed capital                 -            -          993             -

Change in par value of common
  stock to $0.001 per share         -      (12,794)      12,794             -

Net loss for the year ended
  December 31, 2001                 -            -            -        (3,236)
                           ----------   ----------   ----------    ----------
Balance, December 31, 2001  1,006,000        1,006       16,886       (21,345)

Net loss for the year ended
  December 31, 2002                 -            -            -        (2,789)
                           ----------   ----------   ----------    ----------
Balance, December 31, 2002  1,006,000   $    1,006   $   16,886    $  (24,134)
                           ==========   ==========   ==========    ==========
</table
The accompanying notes are an integral part of these financial statements.

                                GREEN MT. LABS., INC.
                            (A Development Stage Company)
                               Statements of Cash Flows

                                                                           From
                                                                     Inception of the
                                                                       Development
                                                                         Stage on
                                                For the Years Ended       July 12,
                                                     December 31        1983 Through
                                               -----------------------  December 31,
                                                  2002         2001         2002
                                               ----------   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES

 Net loss                                      $   (2,789)  $   (3,236)  $  (24,134)
 Adjustments to reconcile net loss to net cash
  used by operating activities:
  Impairment loss on mining claims                      -            -        7,500
  Common stock issued for services                      -            -        6,300
Changes in operating assets and liabilities:
  Increase in accounts payable                     (2,003)       2,243        1,450
  Increase in accounts payable - related party      4,792            -        4,792
                                               ----------   ----------   ----------
    Net Cash Used by Operating Activities               -         (993)      (4,092)
                                               ----------   ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES                    -            -            -
                                               ----------   ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES

 Contribution of capital by shareholders                -          993        4,092
                                               ----------   ----------   ----------
   Net Cash Provided by Financing Activities            -          993        4,092
                                               ----------   ----------   ----------
CHANGE IN CASH                                          -            -            -

CASH AT BEGINNING OF PERIOD                             -            -            -
                                               ----------   ----------   ----------
CASH AT END OF PERIOD                          $        -   $        -   $        -
                                               ==========   ==========   ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:

Cash paid during the year for:

  Interest                                     $        -   $        -   $        -
  Income taxes                                 $        -   $        -   $        -

NON-CASH FINANCING AND INVESTING
 ACTIVITIES:

  Common stock issued for mining claims        $        -   $        -   $    7,500
  Common stock issued for services             $        -   $        -   $    6,300

The accompanying notes are an integral part of these financial statements.

                            GREEN MT. LABS., INC.
                        (A Development Stage Company)
                      Notes to the Financial Statements
                         December 31, 2002 and 2001


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.   Business and Organization

     Green Mt. Labs., Inc. (The Company) was incorporated in the state of Idaho on July 12, 1983.

     During July of 1983, the Company entered into a transaction whereby the Company acquired 30 unpatented mineral claims in exchange for 1,000,000 (post-split) shares of the Company's common stock, valued at $7,500. The funds necessary to develop and operate these mining claims were never obtained, and the claims were allowed to lapse due to non-payment of assessment fees. All of these claims were ultimately abandoned and losses were realized. The Company has no right or ownership in the mining claims.

     On January 26, 1996, the shareholders voted to reverse-split the Company's common stock on a 1-for-10 basis and to amend the Articles of Incorporation to change the authorized capitalization of the Company to fifty million (50,000,000) shares of common stock, no par value. All references to shares outstanding and issued have been adjusted to reflect this reverse stock-split on a retroactive basis.

     The Company is considered to be a development stage company per SFAS No. 7 because planned principal operations have never commenced.

     On August 3, 2000, the Company formed a corporation in Nevada with the intent to move its domicile to Nevada. On March 1, 2001, the Company implemented its change of domicile to Nevada by filing Articles of Merger between the Idaho and Nevada Corporations. As a result, the Idaho corporation was dissolved. As a result of this transaction, the par value of the Company's common stock changed from no par to $0.001 per share.


     b.  Basic Loss Per Share

     The computation of basic loss per share per share of common stock is based on the weighted average number of shares outstanding during the period.

                                                          December 31,
                                                     -----------------------
                                                        2002         2001
                                                     ----------   ----------
      Loss (numerator)                               $   (2,789)  $   (3,236)
      Weighted average shares
      (denominator)                                   1,006,000    1,006,000
                                                     ----------   ----------
      Loss per share                                 $    (0.00)  $    (0.00)
                                                     ==========   ==========

                            GREEN MT. LABS., INC.
                        (A Development Stage Company)
                      Notes to the Financial Statements
                         December 31, 2002 and 2001


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        (Continued)

     c. Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     d.  Revenue Recognition

     The Company currently has no source of revenues. Revenue recognition policies will be determined when principal operations begin.

     e.  Accounting Method

     The Company's financial statements are prepared using the accrued method of accounting. The Company has elected a December 31 year-end.

     f.  Provision for Taxes

     Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Net deferred tax assets consist of the following components as of December 31, 2002 and 2001:

                                                  2002         2001
                                               ----------   ----------

         Deferred tax assets:
          NOL Carryover                        $    6,955   $    8,111

         Deferred tax liabilities                       -            -

         Valuation allowance                       (6,955)      (8,111)
                                               ----------   ----------

         Net deferred tax asset                $        -   $        -
                                               ==========   ==========

                            GREEN MT. LABS., INC.
                        (A Development Stage Company)
                      Notes to the Financial Statements
                         December 31, 2002 and 2001

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          (Continued)

     f.  Provision for Taxes (Continued)

     The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2002 and 2001 due to the following:
                                                      2002         2001
                                                   ----------   ----------

                   Book loss                       $   (1,088)  $   (1,230)
                   State tax expense                      (30)           -
                   Valuation allowance                  1,118        1,230
                                                   ----------   ----------
                                                   $        -   $        -
                                                   ==========   ==========

     At December 31, 2002, the Company had net operating loss carryforwards of approximately $17,800 that may be offset against future taxable income from the year 2002 through 2022. No tax benefit has been reported in the December 31, 2002 financial statements since the potential tax benefit is offset by valuation allowance of the same amount.

     Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

     g.  Executive Compensation

     During the year ended December 31, 2002 various services were contributed to the Company by members of its Board of Directors. The aggregate value of these contributed services was determined to be immaterial to the financial statements.

     h.  Newly Issued Accounting Pronouncements

     During the year ended December 31, 2002 the Company adopted the provisions of FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," FASB Statement No. 147, "Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," and FASB Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123 (SFAS 148)." Management does not believe these pronouncements will have a material effect on the Company's financial statements.

NOTE 2 -  COMMON STOCK TRANSACTIONS

     In September 2000, the Company issued 6,000 shares of stock for services performed.

                            GREEN MT. LABS., INC.
                        (A Development Stage Company)
                      Notes to the Financial Statements
                         December 31, 2002 and 2001

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has had no significant operations since inception. As reported in the financial statements, the Company has an accumulated deficit of approximately $24,000 as of December 31, 2002. The Company has not yet established revenues sufficient to cover its operating costs, which creates doubt as to whether it can continue as a going concern.

     The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it is able to consummate a merger or other transaction with an existing operating company. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

     In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management's plans to obtain such resources for the Company include (1) obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses and (2) seeking out and completing a merger or other transaction with an existing operating company. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

     The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 - RELATED PARTY TRANSACTIONS

     During the periods ended December 31, 2002 and 2001, the Company incurred various general and administrative expenses. As the Company has not had the wherewithal to pay these expenses, the Company has relied on a shareholder to satisfy its obligations. During the year ended December 31, 2001, a shareholder contributed $993 toward satisfaction of Company obligations with no expectation of repayment. Accordingly, these contributions have been reflected as additions to paid-in capital in the accompanying financial statements. During the year ended December 31, 2002, the shareholder paid $4,792 of the Company's obligations with the expectation of being repaid. Accordingly, those payments have been reflected as payable to a related party in the accompanying financial statements.

                             GREEN MT. LABS., INC.
                        (A Development Stage Company)

                             FINANCIAL STATEMENTS

                    September 30, 2003 and December 31, 2002

                             C O N T E N T S


Balance Sheets                                                             F-14

Statements of Operations                                                   F-16

Statements of Stockholders' Equity (Deficit)                               F-17

Statements of Cash Flows                                                   F-19

Notes to the Financial Statements                                          F-21

                            GREEN MT. LABS., INC.
                        (A Development Stage Company)
                               Balance Sheets

                                  ASSETS
                                 --------
                                                   September 30,    December 31,
                                                       2003          2002
                                                    ----------    ----------
                                                    (Unaudited)
CURRENT ASSETS

  Cash                                              $        -    $        -
                                                    ----------    ----------
    Total Current Assets                                     -             -
                                                    ----------    ----------

    TOTAL ASSETS                                    $        -    $        -
                                                    ==========    ==========

The accompanying notes are an integral part of these financial statements.

                            GREEN MT. LABS., INC.
                        (A Development Stage Company)
                          Balance Sheets (Continued)


                    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                    ----------------------------------------------

                                                    September 30,         December 31,
                                                        2003                   2002
                                                     ----------            ----------
                                                    (Unaudited)
CURRENT LIABILITIES

  Accounts payable                                   $    1,190            $    1,450
  Accounts payable - related party                       16,548                 4,792
                                                     ----------            ----------
   Total Current Liabilities                             17,738                 6,242
                                                     ----------            ----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT)
  Common stock at: $0.001 par value;
  50,000,000 shares authorized
  1,006,000 shares issued and outstanding                 1,006                 1,006
  Additional paid-in capital                             16,886                18,886
  Deficit accumulated during the development stage      (35,630)              (24,134)
                                                     ----------            ----------
    Total Stockholders' Equity (Deficit)                (17,738)               (6,242)
                                                     ----------            ----------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
     (DEFICIT)                                       $        -            $        -
                                                     ==========            ==========

The accompanying notes are an integral part of these financial statements.

                            GREEN MT. LABS., INC.
                        (A Development Stage Company)
                          Statements of Operations
                                (Unaudited)

                                 For the                  For the               From
                               Three Months              Nine Months        Inception on
                                  Ended                    Ended               July 12,
                               September 30,            September 30,       1983 through
                          -----------------------   ----------------------- September 30,
                             2003         2002         2003         2002         2003
                          ----------   ----------   ----------   ----------   ----------
REVENUES                  $        -   $        -   $        -   $        -   $        -

EXPENSES                       1,379          740       11,496        2,875       35,630
                          ----------   ----------   ----------   ----------   ----------
NET LOSS                  $   (1,379)  $     (740)  $  (11,496)  $   (2,875)  $  (35,630)
                          ==========   ==========   ==========   ==========   ==========

BASIC NET LOSS PER SHARE  $    (0.00)  $    (0.00)  $    (0.01)  $    (0.00)
                          ==========   ==========   ==========   ==========

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING    1,006,000    1,006,000    1,006,000    1,006,000
                          ==========   ==========   ==========   ==========

The accompanying notes are an integral part of these financial statements.

                                 GREEN MT. LABS., INC.
                             (A Development Stage Company)
                      Statements of Stockholders' Equity (Deficit)
                From Inception on July 12,1983 through September 30, 2003

                                                                              Deficit
                                                                             Accumulated
                                                              Additional     During the
                                         Common Stock           Paid-In      Development
                                     Shares        Amount       Capital         Stage
                                   ----------    ----------    ----------    ----------
Balance at inception on
July 12, 1983                               -    $        -    $        -    $        -

Common stock issued for
mining claims                       1,000,000         7,500             -             -

Net loss from inception
on July 12, 1983 thru
December 31, 1997                           -             -             -        (8,710)
                                   ----------    ----------    ----------    ----------
Balance, December 31,
1997                                1,000,000         7,500             -        (8,710)

Net Loss for the year ended
December 31, 1998                           -             -             -             -
                                   ----------    ----------    ----------    ----------
Balance, December 31,
1998                                1,000,000         7,500             -        (8,710)


Net Loss for the year ended
December 31, 1999                           -             -             -             -
                                   ----------    ----------    ----------    ----------
Balance, December 31,
1999                                1,000,000         7,500             -        (8,710)

Common stock issued for
services on September 11,
2000                                    6,000         6,300             -             -

Contributed capital                         -             -         3,099             -

Net Loss for the year ended
December 31, 2000                           -             -             -        (9,399)
                                   ----------    ----------    ----------    ----------
Balance, December 31,
2000                                1,006,000    $   13,800    $    3,099    $  (18,109)
                                   ----------    ----------    ----------    ----------

The accompanying notes are an integral part of these financial statements.

                                 GREEN MT. LABS., INC.
                             (A Development Stage Company)
                      Statements of Stockholders' Equity (Deficit)
                From Inception on July 12,1983 through September 30, 2003

                                                                               Deficit
                                                                             Accumulated
                                                               Additional     During the
                                         Common Stock           Paid-In      Development
                                     Shares        Amount       Capital         Stage
                                   ----------    ----------    ----------    ----------
Balance, December 31,
2000                                1,006,000    $   13,800    $    3,099     $ (18,109)

Contributed Capital                         -             -           993             -

Change in par value of common
stock to $0.001 per share                   -       (12,794)       12,794             -

Net loss for the year ended
December 31, 2001                           -             -             -        (3,236)
                                   ----------    ----------    ----------    ----------
Balance, December 31,
2001                                1,006,000         1,006        16,886       (21,345)

Net loss for the year ended
December 31, 2002                           -             -             -        (2,789)
                                   ----------    ----------    ----------    ----------

Balance December 31,
2002                                1,006,000         1,006        16,886       (24,134)

Net loss for the nine
months ended September 30,
2003 (Unaudited)                            -             -             -       (11,496)
                                   ----------    ----------    ----------    ----------
Balance September 30,
2003 (Unaudited)                    1,006,000   $     1,006    $   16,886    $  (35,630)
                                   ==========    ==========    ==========    ==========

The accompanying notes are an integral part of these financial statements.

                               GREEN MT. LABS., INC.
                           (A Development Stage Company)
                             Statements of Cash Flows
                                  (Unaudited)

                                                                        From
                                                                    Inception on
                                         For the Nine Months ended     July 12,
                                               September 30,        1983 Through
                                         ------------------------   September 30,
                                            2003          2002          2003
                                         ----------    ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                               $  (11,496)   $   (2,875)   $  (35,630)
  Adjustments to reconcile net
    loss to net cash used in
    operating activities:
  Impairment loss on                              -             -         7,500
    mining claims
  Stock issued for services                       -             -         6,300
  Changes in assets and
    liabilities:
  Increase(decrease) in
    accounts payable                           (260)        2,875         1,190
                                         ----------    ----------    ----------
  Net Cash Used in
   Operating Activities                     (11,756)            -       (20,640)
                                         ----------    ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES              -             -             -
                                         ----------    ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES

  Contribution of capital
    by shareholders                               -             -         4,092
  Increase in accounts
    payable-related party                    11,756             -        16,548
                                         ----------    ----------    ----------
  Net Cash Provided by
   Financing Activities                      11,756             -        20,640
                                         ----------    ----------    ----------
NET INCREASE (DECREASE) IN CASH                   -             -             -

CASH AT BEGINNING OF PERIOD                       -             -             -
                                         ----------    ----------    ----------
CASH AT END OF PERIOD                    $        -    $        -    $        -
                                         ==========    ==========    ==========

The accompanying notes are an integral part of these financial statements.

                               GREEN MT. LABS., INC.
                           (A Development Stage Company)
                             Statements of Cash Flows
                                  (Unaudited)

                                                                       From
                                                                    Inception on
                                         For the Nine Months Ended    July 12,
                                               September 30,        1983 Through
                                         ------------------------   September 30,
                                            2003          2002          2003
                                         ----------    ----------    ----------
SUPPLEMENTAL DISCLOSURES OF
 CASH FLOW INFORMATION

CASH PAID FOR:

    Interest                             $        -    $        -    $        -
    Income Taxes                         $        -    $        -    $        -


NON CASH FINANCING ACTIVITIES

Common stock issued for services         $        -    $        -    $    6,300

Common stock issued for                  $        -    $        -    $    7,500
mining claims

The accompanying notes are an integral part of these financial statements.

                            GREEN MT. LABS., INC.
                        (A Development Stage Company)
                      Notes to the Financial Statements
                   September 30, 2003 and December 31, 2002


NOTE 1 - CONDENSED FINANCIAL STATEMENTS

         The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2003 and 2002 and for all periods presented have been made.

         Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 2002 audited financial statements. The results of operations for the periods ended
         September 30, 2003 and 2002 are not necessarily indicative of the operating results for the full years.

NOTE 2 - GOING CONCERN

         The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.


         In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management's plans to obtain such resources for the Company include (1) obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses, and (2) seeking out and completing a merger or transaction with an existing operating company. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

         The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                                    PART III

 ITEM 1.    Index to Exhibits

 The following exhibits are filed with this registration statement:

 Exhibit No.                  Exhibit Name
 -------------                ---------------
      3.1               Certificate of Incorporation and Amendments (Nevada)
      3.2               By-Laws of Registrant
      4.1               Instrument defining rights of holders (See Exhibit No.
                        3.1, Articles of Incorporation)
 ________________

 ITEM 2.   Description of Exhibits

     See Item I above.

     SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.

                                          Green Mt. Labs., Inc.
                                          (Registrant)



 Date:   January 8, 2004                 By:   /S/ DAVID MILLER
                                           ---------------------
                                           David Miller
                                           President, Chief Executive
                                           Officer and Director